Exhibit 4.3

ASML Share Plan

Master Plan for Cymer, LLC relating to the Grant of Equity Incentives

Effective Date 1 July 2013

Related documents

In the ASML Share Plan reference is made to the Insider Trading Rules and the Articles of Association. These documents can be found on the ASML Intranet or the ASML website on Internet.

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Introduction

ASML Holding N.V. (“the Company”) wishes to operate the Share Plan for the purposes of recognising and rewarding Individuals for their contributions to the success of the Company, creating an ownership culture, aligning their interests to those of the Company’s shareholders, strengthening their long-term commitment to the Company and providing them with the opportunity to become shareholders of the Company by means of grants of Equity Incentives under the Share Plan. The main purpose of such grants is to continue to attract, reward and retain qualified and experienced industry professionals in an international labour market.

Under the Share Plan, different types of Equity Incentives may be granted to Individuals from time to time. The Share Plan contains (i) the Master Plan, outlining the general terms and conditions that apply to different types of Equity Incentives; and (ii) a separate Grant Notification for each type of Equity Incentive setting out the specific terms and conditions that apply to that particular Grant. This Share Plan is applicable to all new Grants to be made as of the Effective Date.

Article 1 – Definitions

In this Master Plan and the Grant Notification, unless the context otherwise requires, the following definitions will apply unless explicitly expressed otherwise:

Adoption	:	adoption of the terms and conditions of the Share Plan by the Board of Management;

Adoption Date	:	the date on which the Share Plan is adopted;

Articles of Association	:	the articles of association of the Company as registered with the Chamber of Commerce and as amended from time to time;

Board of Management	:	the board of management of the Company as mentioned in the Articles of Association;

Business Conditions	:	any situation in which the termination of the Participant’s employment is caused by economic considerations associated with the Company or Group Company and is in any event or situation not based on the Participant’s individual performance;

Change of Control	:	a transaction or a series of transactions or the conclusion of an agreement, which alone or taken together have the effect that as a result thereof a Person or group of Persons, not currently controlling the Company, obtains, directly or indirectly, (i) more than 50% of the voting interest in the Company, a Group Company or a Division, or (ii) the ability to appoint or elect more than 50% of the Board of Management of the Company or a Group Company, or (iii) the ability to appoint or elect more than 50% of the management of a Division;

Committee	:	a person or committee of persons designated by the Board of Management to exercise powers in relation to the Share Plan in accordance with Article 4.1;

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Company	:	ASML Holding N.V., having its registered seat at De Run 6501, 5504 DR Veldhoven, the Netherlands, registered with the Dutch Chamber of Commerce (Kamer van Koophandel) of Brabant under registration number 17085815;

Company Share	:	an ordinary share A in the capital of the Company, having a nominal value of EUR 0.09 (nine eurocents) or any other nominal value such share may have in the future, as traded on the Stock Exchange;

Closed Period	:	a period during which certain Individuals, including and as defined as so-called Designated Employees, cannot execute any transactions in or rights to Company Shares. Such a Closed Period includes the periods prior to publication of the Company’s annual and quarterly results, as well as any other period in which it is prohibited to execute transactions, as further determined and defined in the Insider Trading Rules;

Cymer	:	Cymer, LLC, a Group Company, located in San Diego, United States of America;

Delivery	:	the delivery (‘levering’) of Company Shares to the securities account of a Participant, constituting the legal transfer of ownership and shareholder’s rights to the Participant, whereby “Delivery”, “Delivered” and “Delivery Date” shall be construed and interpreted accordingly;

Division	:	an administrative unit of the Company and/or a Group Company responsible for a particular market or area of activity which is not being operated as a Group Company;

Effective Date	:	the date as from which the Share Plan is effective, as specified on the title page;

Equity Incentives	:	Company Incentive Shares or Performance Shares Granted under the Share Plan;

Fair Market Value	:	the closing price of a Company Share on the Stock Exchange as reported on the day on which such value is determined and, if on any such day no such price exists, the closing price of a Company Share on the Stock Exchange as reported on the nearest preceding day on which such a price does exist;

Grant	:	the grant of an Equity Incentive under the terms and conditions of the Share Plan;

Grant Date	:	the date on which a Grant is made to a Participant, which is specified in the relevant Grant Notification;

Grant Notification	:	the document issued by the Company to the Participant which specifies the details of a specific Grant;

Group Company	:	any subsidiary or affiliated company of the Company, as may change from time to time; the expressions “Group” and “Group Company” shall be construed and interpreted in accordance with article 2:24b of the Dutch Civil Code;

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Holding Period	:	the period after the Vesting Date during which the Company Shares acquired by a Participant are subject to Transfer Restrictions as specified in the relevant Grant Notification or as otherwise required in order to comply with applicable law or Company policies;

Incentive Shares	:	a right granted under the Share Plan by the Company to the Participant to receive Company Shares after the fulfilment of all the Vesting requirements;

Individual	:	any individual who has entered into employment with Cymer; or an individual providing services for Cymer similar to those rendered by an employee of Cymer;

Insider Trading Rules	:	the internal ASML Rules on Insider Trading as published by the Company on its website, as may be amended from time to time;

Master Plan	:	this master plan for Cymer relating to the Grant of Equity Incentives;

Operating Guidelines	:	the guidelines to the Share Plan that govern, inter alia, the process and settlement of Grants, the administration of the Share Plan and the powers delegated to the Committee;

Participant	:	an Individual to whom a Grant has been made by way of a Grant Notification under the Share Plan;

Performance Condition	:	one or more performance targets set at the Grant Date specified in the relevant Grant Notification that should be attained during the relevant Performance Period in order to determine the level of Vesting of Grants on the respective Vesting Date or Vesting Dates;

Performance Period	:	the period, as determined in the relevant Grant Notification, over which the attainment of Performance Conditions is measured;

Performance Shares	:	a right granted under the Share Plan by the Company to the Participant to receive Company Shares after the fulfilment of all the Vesting requirements, including the attainment of the Performance Conditions;

Person	:	any individual, partnership, limited liability company, firm, corporation, company or other entity, association, trust or unincorporated organisation;

Retirement	:	the normal statutory retirement age in a given country at which an individual becomes entitled to a state old age pension. This statutory retirement age can only be lowered if and to the extent that the Individual is entitled to a form of early retirement on the basis of an individual agreement or collective agreement on Company, Group Company or industry line level;

Share Plan	:	this Master Plan together with the different Grant Notifications and any Operating Guidelines;

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Stock Exchange	:	the stock exchange of NYSE Euronext Amsterdam, the Netherlands; or, when applicable, the NASDAQ Stock Market, New York, United States of America, where Company Shares are traded;

Supervisory Board	:	the supervisory board of the Company as mentioned in the Articles of Association;

Total and Permanent
Disability:	:

the mental or physical disability, whether occupational or non-occupational in cause, which satisfies such definition in any insurance policy or plan provided to the Participant by the Company or a Group Company, or, alternatively, the Participant’s applicable national legislation pertaining to persons with disability;

Transfer Restrictions	:	restrictions during the Holding Period in respect of selling and transferring, and/or assigning, charging, pledging, encumbering and hedging any Company Shares acquired upon Delivery following Vesting of Incentive Shares or Performance Shares as determined in the relevant Grant Notification;

Vest/Vesting	:	the satisfaction of continued employment conditions, Performance Conditions, or any other requirements or conditions, as the case may be, attached to Equity Incentives as determined in the Share Plan; and

Vesting Date	:	the date on which an Equity Incentive Vests in whole or in part as the case may be as specified in the relevant Grant Notification.

Article 2 – Interpretation

Words or expressions used in the Plan shall where appropriate:

(i)	when denoting the masculine gender include the feminine and vice versa;

(ii)	when denoting the singular include the plural and vice versa;

(iii)	when referring to any enactment be construed as a reference to that enactment including any amendments, re-enactments and/or regulations made there under;

(iv)	when referring to the Articles or a specific Article be taken to refer to the terms and conditions of this Master Plan;

(v)	when a period of time is specified and starts from a given day or the day of an act or event, be calculated inclusive of that day;

(vi)	be construed such that the headings and sub-headings are for ease of reference only, and do not affect the interpretation of any Article; and

(vii)	when referring to any enactment or regulations under Dutch law be construed at the discretion of the Board of Management as a reference to other applicable laws or regulations of any other country (or region of a country).

Article 3 – Availability of Company Shares

The Company shall at all times have sufficient treasury shares and/or authorization to issue Company Shares to satisfy the Delivery of all Incentive Shares and Performance Shares taking into account any other obligations of the Company to procure the provision of Company Shares.

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Article 4 – Powers of the Board of Management and the Supervisory Board

4.1	Administration of the Share Plan – The Board of Management shall be responsible for the management and administration of the Share Plan. In accordance with applicable rules, regulations and required consents, the Board of Management shall have such powers and authority as set out in this Master Plan. Furthermore, the Board of Management shall determine as soon as practicable after the Adoption Date when, how and to what extent any of its powers shall be delegated to the Committee. The Board of Management may, subject to the applicable legal requirements, issue the Operating Guidelines setting out the powers of the Committee and the procedures following which the Share Plan shall be operated provided that, in the event of a conflict between any provision of the Operating Guidelines and the Master Plan, the Master Plan shall prevail. The Board of Management has the authority to amend or withdraw any such delegation of powers at any time.

4.2	Powers of the Board of Management – In accordance with applicable rules and regulations, the Board of Management shall have the authority and complete discretion to:

(i)	adopt the terms and conditions of the Share Plan;

(ii)	select Individuals for participation in the Share Plan taking into account the total number of Company Shares that will be used as determined by the Supervisory Board;

(iii)	determine the type and number of Equity Incentives to be Granted to Individuals and the terms and conditions that apply to the Equity Incentives, in accordance with the terms and conditions of the Share Plan.

(iv)	determine, for each Grant of Performance Shares to Individuals, the Performance Condition that will be attached to such Grant;

(v)	make Grants to selected Individuals;

(vi)	determine, in respect of Grants to which a Performance Condition is attached, the level of Vesting of such Grant on the Vesting Date or Vesting Dates, taking into account the satisfaction of continued employment conditions and/or any other Vesting conditions;

(vii)	determine, in respect of Grants to which no Performance Condition is attached, that the Grant has Vested on the Vesting Date or each of the Vesting Dates;

(viii)	construe and interpret the provisions of the Share Plan;

(ix)	authorize any person, other than the Committee members, to execute on behalf of the Company, any instrument required to effectuate a Grant;

(x)	make any adjustments to the Share Plan and/or outstanding Grants in the event of a Change of Control without adversely affecting the rights of the Participants; and

(xi)	make all other determinations deemed necessary or desirable for the administration of the Share Plan.

4.3	Powers of the Supervisory Board – In accordance with the applicable rules and regulations and upon recommendation of the Board of Management, the Supervisory Board has the authority to decide on the total number of Company Shares to be used annually in order to give effect to Grants under the Master Plan.

4.4	The Board of Management’s interpretation and construction of any provision of the Master Plan or of any Grant Notification shall be final and binding on all persons claiming an interest in a Grant effected under the Share Plan. The Board of Management shall not be liable for any action or determination made in good faith with respect to the Share Plan.

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Article 5 – Non-transferability of Grants

5.1	Notwithstanding the situation as mentioned in Article 10.1, the following restrictions apply to the transfer of Grants:

(i)	Participants are not permitted to transfer, assign, charge, pledge, encumber or hedge the rights to Company Shares granted to them under the Share Plan.

(ii)	Prior to a Delivery, Participants shall not be permitted to conclude any transaction in relation to the Grants on any Stock Exchange. Any attempt by a Participant to effect such a transaction shall cause such Grant to lapse with immediate effect and become null and void.

(iii)	Following a Delivery, Participants may be subject to Transfer Restrictions during a Holding Period as determined in the relevant Grant Notification.

5.2	In addition, a Participant’s rights to Company Shares under the Share Plan cannot be subject, in any manner, to alienation, sale, transfer, pledge, hedging, attachment or garnishment by creditors of the Participant. Any attempt by a Participant to make his rights subject to such actions shall cause such Grant to lapse with immediate effect and to become null and void.

Article 6 – Frequency of Grants

6.1	Grants will be made annually, on a fully discretionary basis, in a consistent manner relating to frequency and timing and based on a maximum number of underlying Company Shares available for Grants.

6.2	The Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the annual financial results of the Company.

6.3	Only in those events that Grants are made to a new hire, in relation to the promotion of an Individual, or to new hires as a result of the acquisition of another company, the Grant Date shall be the second trading day on the Stock Exchange following the date of the publication of the first quarterly results of the Company after the date of hiring or promotion. For every type of Equity Incentive separately, the Company can effectuate such Grants up to a maximum of four times per calendar year.

6.4	Where the second trading day on the Stock Exchange falls within a Closed Period, the Grant Date shall be set at the first date these transfer restrictions are lifted.

Article 7 – Grant Notifications

Subject to Article 21.3, each Grant shall be evidenced by a written Grant Notification concluded between the Individual and the Company, setting forth the terms and conditions pertaining to such Grant. Grant Notifications shall, together and concurrently with the Master Plan, govern the Grant in accordance with local legal and regulatory requirements. The Individual shall be deemed to have accepted the Grant at the Grant Date unless the Individual has given written notice to the Company within 30 days following the Grant Date that he does not accept the Grant. By acceptance of the Grant, the Individual acknowledges to have received a copy of the Master Plan and fully understands and agrees to its terms and conditions.

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Article 8 – Incentive Shares

Incentive Shares may be granted to selected Individuals, whereby the Grant Notification related to such Incentive Shares shall specify, inter alia, the Grant Date, the Vesting Date or Vesting Dates and the number of Incentive Shares. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date; and

(ii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 15.

Article 9 – Performance Shares

Performance Shares may be granted to selected Individuals, whereby the Grant Notification shall specify, inter alia, the Grant Date, the Vesting Date or Vesting Dates, the number of Performance Shares, the Performance Condition including possible Vesting levels, the Performance Period, and, if applicable, the Transfer Restrictions during the Holding Period. The Grant Notification may contain such other provisions as deemed desirable by the Board of Management, including without limitation:

(i)	the Vesting requirements, including, inter alia, the requirement to be continuously employed from the Grant Date up to and including the relevant Vesting Date; and

(ii)	the procedure to facilitate the payment of withholding taxes in accordance with Article 15.

Article 10 – Termination

10.1	Death – If a Participant dies, any of his Equity Incentives that have not yet Vested at the date of his decease shall Vest in full immediately upon such date and will be settled in cash at the Fair Market Value of the Company Share at such date. The Vesting requirement relating to the Performance Condition shall not be applied and the Equity Incentive shall be deemed to Vest.

10.2	Total and Permanent Disability, Retirement, transfer of business, Business Conditions – If a Participant ceases to be employed by or ceases to provide similar services to the Company or any Group Company:

(i)	by reason of Total and Permanent Disability; or

(ii)	by reason of Retirement; or

(iii)	solely by reason of the company by which he is for the time being employed or to which he is rendering similar services ceasing to be a Group Company or by reason of the transfer of the business unit or part of the business unit in which the Participant is employed or to which he provides services, to a transferee which is not a Group Company or a Division; or

(iv)	by virtue of termination of employment by the Company or a Group Company due to or as a result of certain Business Conditions as determined by the Board of Management in their absolute discretion;

then any of his Equity Incentives that have not yet Vested at the date of termination of employment or services shall continue to Vest upon the respective Vesting Date or Vesting Dates as stated in the Grant Notification to the extent the Performance Conditions are met.

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10.3	Fraud, gross negligence, wilful misconduct, detrimental activity – If a Participant is given notice to terminate employment or similar services in circumstances involving fraud, gross negligence, wilful misconduct or any activity detrimental to the Group, all of his Equity Incentives shall lapse on the date that such notice of termination of employment is given. In addition, the following provisions apply:

(i)	If and insofar as the Participant owns Company Shares Delivered under the Share Plan, he is required to sell such Company Shares to the Company or a person indicated by it for a price equal to the Fair Market Value of the Company Share at the date that such notice of termination of employment is given, multiplied by the number of Company Shares acquired; and

(ii)	If and insofar as the Participant has disposed of the Company Shares Delivered under the Share Plan, he is required to pay to the Company any gain realised following the sale of any Shares initially acquired through the Delivery of Company Shares.

10.4	Other reasons for termination in respect of Equity Incentives – If a Participant ceases to be employed by the Company or a Group Company or ceases to provide similar services for any reason other than those listed in Article 10.1, 10.2 and 10.3, the right to receive any Incentive Shares and/or Performance Shares that have not Vested prior to or on the date of termination of employment or similar services shall lapse with immediate effect and become null and void. All Grants that have thus become null and void, will do so without Participants being entitled to any compensation in this respect from the Company or another Group Company.

10.5	Transfer Restrictions during the Holding Period – If a Participant ceases to be employed by the Company or a Group Company or ceases to provide similar services and owns Company Shares acquired through the Vesting of Performance Shares which are subject to Transfer Restrictions during a Holding Period, such Company Shares will not lapse upon termination of employment, but such Company Shares will no longer be subject to the Transfer Restrictions provided in the Grant Notification unless the Grant Notification explicitly determines otherwise.

Article 11 – Variation of Share Capital

11.1	The number of Equity Incentives subject to a Grant may be adjusted in the event of a change of the Company’s share capital that affects the value of Grants made under the Share Plan. Such adjustments will be made by the Company in a manner the Company considers to be fair and reasonable, without any obligation for the Company to make such adjustment. The Company is under no obligation to compensate Participants in the event of such an adjustment.

11.2	Events that may affect the share capital of the Company are: (i) a stock split, (ii) a reverse stock split, (iii) any other capitalisation issue, rights issue or rights offer, or (iv) any reduction, sub-division, consolidation or other change in the share capital of the Company.

11.3	Any adjustments made based on this Article 11 may upon request of the Board of Management be reviewed by an independent expert on the basis of the principles of reasonableness and fairness. Notwithstanding the provisions of this Article 11, the decision made by the Company as to whether or not such adjustments are to be made shall be conclusive and binding. The Participant will be notified in writing as soon as possible on the adjustments made to their Equity Incentives.

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Article 12 – Dissolution or Liquidation

In the event of a proposed dissolution or liquidation of the Company, unvested Equity Incentives shall lapse immediately prior to the dissolution or liquidation taking place. However the Board of Management is authorised to allow for the immediate Vesting.

Article 13 – Status of Share Plan and Grants

13.1	The Share Plan does not form part of the Participant’s employment agreement (or similar services agreement) with the Company or any Group Company, and shall not be construed to give any Participant the right to remain in the employ or services of the Company or any Group Company.

13.2	A Grant made under this Plan cannot be considered a guarantee to the Participant that the employment (or similar services arrangement) of the Participant with the Company or with any other Group Company will continue.

13.3	Any benefits derived by the Participant under this Share Plan shall not be taken into account for the purposes of determining the Participant’s contribution or entitlement to benefits under any pension arrangement or for the purposes of determining any other claim for compensation the Participant may have against the Company or against any other Group Company.

13.4	Where the employment of the Participant terminates for whatever reason, the Participant shall not be entitled to any compensation or damages including damages following unfair dismissal, any other form of breach of contract or any claim for compensation for the loss of employment insofar as such compensation or damages arise or may arise from the Participant ceasing to have rights under, or ceasing to be entitled to receive Equity Incentives under this Share Plan as a result of such termination. The Share Plan shall not at any time affect the rights of the Company or a Group Company to terminate such Participant’s status as an employee, similar services provider, whether with or without cause.

13.5	The Grant of an Equity Incentive shall not entitle the Participant to receive any other Grant under the Share Plan or to participate in any other plan operated by the Company or any Group Company now or in future. The Grant of an Equity Incentive shall not preclude the Participant from receiving any other Grant or other grant under the Share Plan or from participating in any other plan operated by the Company or any Group Company now or in future.

13.6	The Plan is intended to constitute an unfunded plan for incentive compensation. Prior to the Delivery of Company Shares, cash or other form of payment in connection with an Equity Incentive, nothing contained herein shall give any Participant any rights that are greater than those of a general unsecured creditor of the Company.

Article 14 – Shareholder rights

14.1	Company Shares Delivered pursuant to the Share Plan will be Delivered without the benefit of any rights (including shareholder rights) attaching thereto by reference to a record date preceding the date of Vesting of Company Share Grants. This also includes that Participants have no right to receive dividends or exercise voting rights with respect to Equity Incentives granted under the Share Plan that have not Vested.

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14.2	Shares Delivered shall be identical and rank pari passu in all respects with the shares in the same class then in issue.

Article 15 – Taxes and Social Security

15.1	Any personal taxes that result from participation in the Share Plan or from any amendment to the terms and conditions of the Share Plan shall be entirely for the account of the Participant. Personal taxes may include, but are not limited to, levies such as wage tax, income tax, net wealth tax, capital gains tax, share transfer tax, employee social security and social insurance including mandatory health insurance contributions.

15.2	Each Participant is ultimately responsible for reporting taxable income in his annual personal income tax return. Furthermore, any consequences of Participation in the Share Plan for among others pension arrangements, early retirement arrangements, social benefits or income level dependent regulations, such as subsidies and allowances, are entirely for the account of the Participant.

15.3	The Participant (or in the event of his death, such person, persons or estate mentioned in Article 10.1) shall permit the Company or any Group Company to account for an amount equal to any wage or income tax, employee’s social security contributions liability and any other liabilities for which the Company or a Group Company (as the case may be) has an obligation to withhold and account. Consequently, they have the right to make withholdings from the Participant’s salary or variable compensation (e.g. bonus payments, holiday allowance) to meet any withholding obligations that result from the participation in the Share Plan.

15.4	In order to meet its obligations, the Participant may be given the possibility to sell sufficient Company Shares to meet his liabilities under Article 15.1 above, unless the relevant Grant Notification determines otherwise. To that effect, the Participant may permit the Company or the Group Company as the case may be to retain from the sale proceeds an amount equal to such liability and any balance amount will be paid to the Participant.

15.5	Whenever Company Shares are to be Delivered or issued under the Plan, the Company or any Group Company may require the Participant to remit to the Company or a Group Company an amount sufficient to satisfy all withholding tax requirements, as mentioned in this Article 15.1, prior to the Delivery of the Company Shares, including, but not limited to, the withholding of wage tax, income tax and employee social security contributions.

15.6	The Share Plan is governed by the applicable tax and social security legislation and regulations prevailing at the Effective Date. If any tax and/or social security legislation or regulations are amended at any time after the Effective Date and any tax or employee social security levies become payable, the costs and risks related thereto shall be borne by the Participant.

15.7	For the avoidance of doubt, the provisions of Article 15.3 through 15.5 shall apply to a Participant’s liabilities that may arise on the Grant, Vesting and/or Delivery of his Equity Incentive Company Share Grants in more than one jurisdiction.

15.8	Except as described in this Article 15, any tax, employee’s social security contributions or similar liabilities arising out of the disposal of Shares shall be the responsibility of the Participant alone.

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Article 16 – Costs

16.1	The costs associated with the sale and retention of Company Shares shall be borne by the Participant.

16.2	The costs relating to the issue of Company Shares by the Company to meet its obligations under the Share Plan shall be payable by the Company.

Article 17 – Insider Trading

17.1	Participants shall be subject to and bound by the terms and conditions of the internal Insider Trading Rules and statutory insider trading rules as well as other statutory rules, applicable at the time. Such rules may restrict the rights of the Participants under this Share Plan.

17.2	Participants are deemed to be familiar and are responsible for complying with the Insider Trading Rules and any other information, guidance and/or regulations issued by the Company or relevant government or regulatory bodies. The Company shall incur no liability should the Participant act in breach of these Insider Trading Rules.

Article 18 – Notification

18.1	Notices from the Company or a Group Company to (potential) Participants with respect to the Share Plan shall be regarded as correctly addressed if sent to the address as recorded in the staff records department of the Company or the Group Company.

18.2	Participants are obliged to timely notify the Company or the Group Company of any change of address, even if the Participant terminated his employment or similar services arrangement with the Company or a Group Company. The Company and the relevant Group Company do not have an obligation to verify that the address information, including the e-mail address information of Participants as contained in the staff records is correct.

18.3	Adverse consequences from incomplete or incorrect address information in the staff records are for the account of the Participant. This is only different if the Participant is able to legally prove, which goes beyond making a credible claim, that the Participant notified the Company or the relevant Group Company in a timely and correct manner of the complete and correct address.

18.4	Notices from (potential) Participants to the Company shall be considered correctly addressed if sent for the attention of the designated plan administrator to the address of the Company as listed with the Chamber of Commerce.

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Article 19 – Data Protection

19.1	In the execution of the Share Plan, the Company will respect and comply with applicable data protection laws. The Participant will be requested to consent electronically to the processing, collection, recording, organising, storing and adapting of personal data by the Company or third party administrators involved in the operation and administration of the Share Plan and for that purpose only. This may also include transferring such information to countries or territories that fall outside of the European Economic Area and which may not provide the same level of data protection as the European Economic Area or the Participant’s home country. The Participant acknowledges that this may restrict the Participant’s rights.

19.2	The Participant has the right to access and/or correct personal data, if and when necessary, by contacting the local HR representative.

Article 20 – Amendments

20.1	Subject to the necessary approvals and/or consents required by law, the Board of Management may from time to time at its absolute discretion amend any of the terms and conditions of the Share Plan by means of an amendment agreement.

20.2	No amendment, waiver or replacement to or of the Share Plan, any rules or regulations for the administration of this Plan shall be made to the extent to which it would have a detrimental effect on any of the existing rights of Participants without such prior consent on their part.

Article 21 – Breaches

21.1	If a Participant breaches the provisions of the Share Plan, dependent on the breach, the Board of Management may decide at its sole discretion that the relevant Grants will become null and void. A notification will be sent accordingly to the Participant.

21.2	The decision of the Board of Management in any dispute or question relating to any Grant to Individuals, shall be final and conclusive subject to the terms and conditions of the Share Plan.

21.3	The provisions of a Grant Notification shall govern and prevail in the event of any conflict with the terms and conditions of this Master Plan.

Article 22 – Governing Law

22.1	The Share Plan is governed by the laws of the Netherlands. In the event part of the terms and conditions of the Share Plan are ruled to be null and void by a judge, the undisputed terms and conditions will remain in force.

22.2	Any disputes with respect to participation in the Share Plan shall in the first instance be settled by the Court of Den Bosch, the Netherlands.

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